TOP KINGWIN LTD

December 12, 2022

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Top KingWin Ltd

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted October 12, 2022

CIK No. 0001938865

Dear Ms. Beysolow:

This letter is in response to the letter dated October 24, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Top KingWin Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The second amendment to Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Form F-1/A (DRS) filed October 12, 2022

Cover page

1.	We note your response to comment 4 that controls imposed by the PRC government to transfer funds or assets are related to those located in mainland China. We also note disclosure in the twelfth paragraph of the cover page that in order for you to pay dividends to your shareholders, you may rely on the distribution of profits of the PRC operating entity to the Hong Kong subsidiary. In this regard, please amend your disclosure regarding fund transfers on the cover and in the summary risk factors and risk factors sections to state that, to the extent funds in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer funds. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page, page 2, summary of risk factors on page 12 and risk factor on page 45 of the Amended Registration Statement and provided cross-references to the discussions of this issue on the cover page of the Amended Registration Statement.

Prospectus Summary

Certain Risks and Limitations Related to Doing Business in China, page 1

2.	We note your response to comment 5 and reissue in part. Please revise to describe the significant liquidity and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. In this regard, we note that your revised disclosure that the uncertainties with respect to the PRC legal system generally references material adverse effects on you and limited legal protections available to you and your investors.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page and pages 1, 2, 12 and 45 of the Amended Registration Statement.

3.	We note your response to comment 6 and reissue in part. Please revise your prospectus summary to provide a summary of your discussion regarding limitations on your ability to transfer cash between you or your subsidiaries, to which you cross reference in your Summary of Significant Risk Factors and Risk Factors sections.

Response: In response to the Staff’s comments, we revised the disclosure on page 2 of the Amended Registration Statement.

Key Values and Drivers of Our Business

1. Client-centric, page 80

4.	We note your response to comment 21 about your efforts to learn about your clients, however, it remains unclear which products you provide to suit their needs in various growth stages of their businesses. Revise to correlate this discussion to the products and services you discuss in the pages that follow. Make conforming revisions throughout this prospectus, as appropriate.

Response: In response to the Staff’s comments, we revised the disclosure on pages 89 and 90 of the Amended Registration Statement.

General

5.	Please revise your document to update your financial statements for compliance with Item 8 of Form 20-F. Specifically, your most recent audited financial statements are now greater than nine months old, requiring the inclusion of unaudited financial statements covering at least the first six months of the current fiscal year.

Response: In response to the Staff’s comments, we have included updated financial statements in the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

cc:	Anna Jinhua Wang, Esq. Robinson & Cole LLP